

December 31, 2009

Mr. Jaskarn Samra
President and Chief Executive Officer
Kranti Resources, Inc.
6705 Tomken Rd., Suite 211
Mississauga, ON L5T 2J6
Canada

> **Re: Kranti Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 333-142096**

Dear Mr. Samra:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures

Evaluation of Our Disclosure Controls and Internal Controls, page 30

1.　　Please modify your disclosure to include your conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2008. Please ensure your modified disclosure identifies the date for which your conclusion has been made (i.e. December 31, 2008), and includes all items required by Item 308(T)(a) of Regulation S-K. To the extent you have identified material weaknesses in your internal controls over financial reporting, please ensure your modified disclosure adequately addresses the nature and impact of the material weaknesses, as well as your plan and expected timeframe for remediation. In your response to this comment, please provide us a sample of your proposed revised disclosure for Item 9A(T) of your amended Form 10-K.

Please also note that the disclosures required by Item 308(T)(a) of Regulation S-K regarding managements report on internal control over financial reporting, is an annual disclosure, and is not required to be included in your quarterly reports on Form 10-Q.

<u>Exhibit 31</u>

2.   We note paragraph four of your certification does not include all the required language regarding internal controls over financial reporting. Please note that, with limited exceptions, your certification should be in the exact form as prescribed in Item 601(b)(31) of Regulation S-K. Please confirm that your future filings on Forms 10-K and 10-Q will conform to this format.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief